                                                              FILED AND ACCEPTED
                                                              (date) ___________
                                                              File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U-1


                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                           and its subsidiary company:

                      COLUMBIA INSURANCE CORPORATION, LTD.
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)



                           J. W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

--------------------------------------------------------------------------------
                    (Name and address of agent for service)



                        Sharon B. Heaton, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

--------------------------------------------------------------------------------
           (Name and address of subsidiary company agent for service)

Item 1.      Description of Proposed Transaction

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Columbia Energy Group(1) ("Columbia"), a Delaware Corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its wholly-owned subsidiary captive insurance company, Columbia Insurance Corporation, Ltd. ("CICL"), are seeking authority to expand the lines of coverage that CICL may provide to Columbia subsidiary companies. By order dated October 25, 1996, the Commission authorized the formation and capitalization of CICL to engage in the reinsurance of predictable losses under the automobile and general liability and "all-risk" coverages. The Columbia Gas System, Inc., Holding Co. Act Release No. 26596 (Oct. 25, 1996) (the "Order"). The Order noted that, in the future, CICL might seek to underwrite coverage including, but not limited to, director and officer liability, employee attorney liability, legal malpractice for employee attorneys, performance bonds, and various warranty programs offered to consumers. Although the Order is silent in this regard, Columbia represented that these programs would only be undertaken pursuant to further Commission approval under the Act.

         As will be discussed, Columbia estimates that it can significantly reduce its cost of purchasing commercial insurance, beyond savings already achieved, by expanding the scope of risk management activities that may be directed through CICL. Accordingly, Columbia seeks to provide additional support in the form of equity, guarantees, letters of credit, or other forms of credit support in an aggregate amount of up to $50 million at any



--------
(1) Formerly The Columbia Gas System, Inc.

one time outstanding. Columbia further requests authority to establish additional, direct or indirect, subsidiaries to engage in the proposed activities.

CURRENT CAPTIVE INSURANCE PROGRAM


          Established as a direct subsidiary of Columbia on November 1, 1996, CICL operates as a Bermuda-incorporated insurance company and reinsures certain commercial insurance bought by Columbia, its subsidiaries and affiliates from commercial insurance companies such as Aegis, Ltd. CICL does not contract directly with other Columbia subsidiary companies. Rather, CICL markets reinsurance to admitted commercial insurers which, in turn, market primary insurance to companies in the Columbia system. Currently, CICL's coverage includes automobile and general liability and "all-risk" property. Initial funding for CICL was $3,000,000, with the first $1,000,000 in capital contributions in exchange for CICL common stock ($25 par value) and an additional $2,000,000 in letters of credit under Columbia's bank facility previously approved by the Commission (See File No. 70-8627).

         CICL assumes the risk of the more predictable loss layer from the commercial insurers. For general liability, CICL's exposure is limited to $800,000 per occurrence excess of a self insured retention of $200,000 per occurrence and subject to an aggregate limit of exposure of $3,000,000; and to a further $1,000,000 per occurrence excess of $800,000 per occurrence excess of a self insured retention of $200,000 per occurrence and subject to a separate aggregate limit of exposure of $1,000,000. For "all-risk" property, CICL's exposure is limited, depending on the type of loss, to between $500,000 and $650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of $3,000,000.

PROPOSED EXPANSION OF CAPTIVE INSURANCE PROGRAM

         Columbia proposes to provide additional support to CICL in the form of equity, guarantees, letters of credit or other credit support in an aggregate amount of up to $50 million at any one time outstanding, to expand CICL's scope of coverage to include all predictable risks related to the business of Columbia and its affiliates. The expansion in coverage could, by way of example, include Workers' Compensation to the extent Columbia subsidiaries opted to participate through CICL. Using an in-house vehicle to provide such coverage would be economically beneficial as administrative fees and overhead would be reduced significantly vis-a-vis state-regulated insurance funds. Warranty programs such as homeowners' gas line warranties also typify the kinds of coverage CICL could offer to expand its current service. See Columbia Energy Group, Holding Co. Act Release No. 26868 (May 6, 1998) (authorizing Columbia to engage directly or indirectly in "providing service line repair and extended warranties with respect to all of the utility- or energy-related service lines internal and external to a customer's premises"). Columbia also seeks authority to establish one or more, direct or indirect, subsidiaries to engage in the proposed activities.

         No changes would be made to CICL's current framework relating to administrative functions, fund management, assignment of officers and directors, letters of credit arrangements, "stop-loss" protection, and method of premium allocations. To the extent any new subsidiaries differ operationally or administratively from CICL, such differences will be described in future Rule 24 letters to the Commission.

BENEFITS OF EXPANDING THE CAPTIVE'S SCOPE


1) Significant reduction in the 30% to 40% overhead charge for commercial insurers underwriting "predictable" risk.

         Commercial insurers charge insurance premiums based on actuarially projected "predictable" losses plus a 30% to 40% overhead charge. Therefore, for every $1.00 in projected loss, a commercial insurer charges an additional $0.40 for administrative charges/overhead. In contrast, CICL only adds the actual cost of administration, resulting in substantial premiums savings. A comparison of the estimated cost of purchasing guaranteed cost coverage for the layers of insurance reinsured to CICL for 1996/97 and 1997/98 to the actual costs of CICL for the period from its incorporation to June 30, 1998 reveals that Columbia realized pre-tax savings of over two and a half million dollars by reinsuring certain of the risks to CICL during that period.

2) Direct access to global reinsurers to ensure the most competitive and cost-effective pricing for Columbia's "unpredictable" commercial insurance exposures.

     Reinsurers are generally only accessible by commercial insurers and brokers who charge a fee. CICL provides Columbia direct access to reinsurance markets, avoiding the fee, and permits access to the same group of reinsurers which many Fortune 500 companies already access. These reinsurers, Munich RE, Zurich RE and Swiss RE, are not only among the world's largest and most innovative insurers, they are also among the most competitively priced.

3) Flexibility for subsidiaries to select deductibles for their business needs and objectives.

     Higher deductibles foster an increased awareness for loss prevention programs at the subsidiary level with the likely prospect of reduced losses in the future, as well as lower future premiums. The better the loss experience, the lower the premium.

4) Greater control and input over the claim management process.

     Under current arrangements related to coverage types beyond CICL's authorized scope, commercial insurers determine if and when to settle claims. Expanding the scope of the captive would place even greater control with Columbia companies.

5) Decreased reliance on the commercial insurance market for insuring "predictable" risk resulting in less volatility of future premiums.

         Commercial insurers base premiums not only on a company's loss history, but also on the results in the industry, subjecting companies to dramatic changes in insurance rates from year to year. To the extent that CICL reduces reliance on commercial insurers, the vulnerability to such changes is lessened. The portion of insurance premiums paid to CICL would continue to be based solely on a company's underwiting factors and loss experience, and would not be subject to industry-driven volatility.

         Approximately sixty percent of the Fortune 500 companies presently utilize a captive insurance company to more effectively control and manage their insurance costs. Columbia believes that an expansion in CICL's permissible scope will further "level the playing field" and provide increased access to the most competitive global insurance markets, thereby resulting in reduced cost for insurance and related services.

SAFEGUARDS


         To the extent that premiums and interest earned exceed current claims and expenses, a reserve accumulates to respond to years when claims and expenses exceed premiums. In the unlikely event that losses exceed aggregate limits, commercial insurance (i.e., "stop-loss" protection) will respond to any claim(s) in excess of the aggregate retention, thereby ensuring that coverage will be available to Columbia subsidiaries. The financial strength and integrity of CICL is further bolstered by its compliance with strict Bermuda capital to premium requirements of $1 of capital for every $5 of net premium.

AUTHORIZATION REQUESTED

         Columbia seeks to provide additional support in the form of equity, guarantees, letters of credit, or other forms of credit support in an aggregate amount of up to $50 million at any one time outstanding, to expand its captive insurance company's scope of coverage to include all predictable risks related to the business of Columbia and its affiliates. Columbia further requests authority to establish additional, direct or indirect, subsidiaries to engage in the proposed activities.


Item 2.      Fees, Commissions and Expenses

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

         Legal fees in connection with the preparation of the Application-
         Declaration . . . . . . . . . . . . . . . . . . . . . . $7,500.00

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         The Columbia Energy Group Service Corporation will render certain legal services at cost.

Item 3.      Applicable Statutory Provisions.

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in absence of a specific exemption, state the basis of exemption.

         Sections 6, 7, 9(a)(1) and 10 are deemed applicable to the proposed expansion of CICL's business. The proposed increase in funding is subject to Rules 45 and 52.

         Columbia does not own, nor operate nor is it an equity participant in any Exempt Wholesale Generator or any Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt Wholesale Generator or Foreign Utility Company as a result of the approvals requested herein. Columbia does not have any rights or obligations under a service, sales or construction contract with an Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

         To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made.

         (b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

             Not applicable.


Item 4.      Regulatory Approval.

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

             No State public utility commission or other Federal commission has jurisdiction over the reinsurance program described herein.

         (b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

             Not applicable.


Item 5.      Procedure.

             (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

             It is respectively requested that the Commission issue its notice by November 1, 1998 and its order on or before December 31, 1998.

             (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

             The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) specify that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.      Exhibits and Financial Statements.

         (a) Exhibits

             F   Opinion of Counsel (to be filed by amendment).

             G   Draft Notice.


         (b) Financial Statements

             CICL

             (1) Balance Sheet as of June 30, 1998.

             (2) Statement of Capitalization as of June 30, 1998.

             (3) Statement of Income for the Twelve Months ended June 30, 1998.

             (4) Statement of Common Stock Equity as of June 30, 1998.



         There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.


Item 7.      Information as to Environmental Effects.

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

             As more fully described in Item 1, the proposed transactions relate only to the expanded operational scope of a subsidiary company and have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

             No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.



                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                    COLUMBIA ENERGY GROUP

Date: October 9, 1998               By: //s//M.W. O'Donnell
                                        -------------------------------------
                                        M.W. O'Donnell, Senior Vice President
                                        & Chief Financial Officer



                                    COLUMBIA INSURANCE CORPORATION, LTD.

Date: October 9, 1998               By: //s//S.B. Heaton
                                        -------------------------------------
                                        S.B. Heaton, Vice President

EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.          )

                  Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), located at 13880 Dulles Corner Lane, Herndon, Virginia 20171-4600, has filed an application-declaration under Sections 6, 7, 9(a) and 10 of the Act.

                  Columbia requests authorization to expand the scope of risk management currently performed by its captive insurance subsidiary, Columbia Insurance Corporation, Ltd. ("CICL"). Currently, CICL is authorized to engage in the reinsurance of predictable losses under the automobile and general liability and "all-risk" coverages. Columbia seeks to provide additional support in the form of equity, guarantees, letters of credit, or other forms of credit support in an aggregate amount of up to $50 million at any one time outstanding, to expand its captive insurance company's scope of coverage to include all predictable risks related to the business of Columbia and its affiliates. Columbia further requests authority to establish additional, direct or indirect, subsidiaries to engage in the proposed activities.

                  The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ___________, 1998, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

                  For the Commission by the Division of Investment Management, pursuant to delegated authority.


                                                     Jonathan G. Katz

                                                     Secretary

COLUMBIA INSURANCE CORPORATION, LTD.                                   UNAUDITED
                                                                          (b)(1)
                                                                        (1 of 2)

BALANCE SHEET
ACTUAL
As of June 30, 1998
($000)

                                                         CIC
                                                        Actual
                                                        ------
                 ASSETS

Property, Plant and Equipment
  Gas utility and other plant ..........                    --
  Accumulated depreciation and depletion                    --
                                                        ------

  Net Gas Utility and Other PP&E .......                    --
                                                        ------

Investments and Other Assets
  Accounts receivable - noncurrent .....                    --
  Unconsolidated affiliates ............                    --
  Other ................................                 7,701
                                                        ------

Total Investments and Other Assets .....                 7,701
                                                        ------
Current Assets
  Cash and temporary cash investments ..                 1,825
  Accounts receivable, net
    Customers ..........................                    --
    Affiliated .........................                   453
    Other ..............................                    27
  Prepayments ..........................                    33
  Other ................................                    --
                                                        ------
Total Current Assets ...................                 2,338
                                                        ------

Deferred Charges .......................                   664
                                                        ------

Total Assets ...........................                10,703
                                                        ======

COLUMBIA INSURANCE CORPORATION, LTD.                                   UNAUDITED
                                                                       (b)(2)
                                                                       (2 of 2)

BALANCE SHEET
ACTUAL
As of June 30, 1998
($000)

                                                              CIC
                                                             Actual
                                                             ------
       CAPITALIZATION AND LIABILITIES

Capitalization
  Stockholder's equity ......................                 1,431
  Long-term debt ............................                    --
                                                             ------

Total Capitalization ........................                 1,431
                                                             ------

Current Liabilities
  Short-term debt ...........................                    --
  Accounts and drafts payable ...............                    34
  Affiliated accounts payable ...............                   201
  Accrued taxes .............................                    --
  Accrued interest ..........................                    --
  Deferred income taxes - current ...........                    --
  Other .....................................                    --
                                                             ------

Total Current Liabilities ...................                   235
                                                             ------


Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent .........                    --
  Postretirement benefits other than pensions                    --
  Other .....................................                 9,037
                                                             ------

Total Other Liabilities and Deferred Credits                  9,037
                                                             ------


Total Capitalization and Liabilities ........                10,703
                                                             ======

COLUMBIA INSURANCE CORPORATION, LTD.                                   UNAUDITED
                                                                       (b)(2)

STATEMENT OF CAPITALIZATION
ACTUAL
As of June 30, 1998
($000)

                                                           CIC
                                                          Actual
                                                          -----
Stockholder's Equity

  Common Stock, $25 par value, authorized

    4,800 shares, outstanding 4,800 shares                  120

  Additional paid in capital .............                  880

  Retained earnings ......................                  431
                                                          -----

Total Stockholder's Equity ...............                1,431
                                                          -----
Long-Term Debt

  Long term debt .........................                   --
                                                          -----
Total Long-Term Debt .....................                   --
                                                          -----

Total Capitalization .....................                1,431
                                                          =====

COLUMBIA INSURANCE CORPORATION, LTD.                                   UNAUDITED
                                                                       (b)(3)



STATEMENT OF INCOME
ACTUAL
Twelve Months Ended June 30, 1998
($000)

                                                       CIC
                                                      Actual
                                                      ------
Operating Revenues
  Gas Sales ..........................                    --
  Transportation .....................                    --
  Storage ............................                    --
  Other ..............................                 4,920
                                                      ------

Total Operating Revenues .............                 4,920
                                                      ------


Operating Expenses
  Products purchased .................                    --
  Operation ..........................                 4,994
  Maintenance ........................                    --
  Depreciation and depletion .........                    --
  Other taxes ........................                     1
                                                      ------

Total Operating Expenses .............                 4,995
                                                      ------


Operating Income (Loss) ..............                   (75)
                                                      ------


Other Income (Deductions)
  Interest income and other, net .....                   547
  Interest expense and related charges                    --
                                                      ------

Total Other Income (Deductions) ......                   547
                                                      ------


Income (Loss) before Income Taxes ....                   472

Income Taxes .........................                   165
                                                      ------

Net Income ...........................                   307
                                                      ======

COLUMBIA INSURANCE CORPORATION, LTD.                                   UNAUDITED
                                                                       (b)(4)

STATEMENTS OF COMMON STOCK EQUITY
ACTUAL
As of June 30, 1998
($000)

                                                                             CIC
                                                                           Actual
                                                                           ------

                        COMMON STOCK

 Balance at beginning of year .............................                   120
 Common stock issued -
  Subsidiaries ............................................                    --
  Leverage employee stock ownership plan (LESOP) ..........                    --
  Dividend reinvestment plan ..............................                    --
  Long-term incentive plan ................................                    --
  Public offering .........................................                    --
                                                                           ------

 Balance at June 30, 1998 .................................                   120
                                                                           ======


                  ADDITIONAL PAID IN CAPITAL

 Balance at beginning of year .............................                   880
 Common stock issued -
  Subsidiaries ............................................                    --
  Leverage employee stock ownership plan (LESOP) ..........                    --
  Dividend reinvestment plan ..............................                    --
  Long-term incentive plan ................................                    --
  Public offering .........................................                    --
                                                                           ------

 Balance at June 30, 1998 .................................                   880
                                                                           ======


                     RETAINED EARNINGS

 Balance at beginning of year .............................                   506
 Net income (loss) ........................................                   (25)
 Common stock dividends -
  CG ......................................................
  Subsidiaries (to CG) ....................................                   (50)
 Other ....................................................                    --
                                                                           ------

 Balance at June 30, 1998 .................................                   431
                                                                           ======


         ACCUMULATED FOREIGN CURRENCY TRANSLATION

 Balance at beginning of year .............................                    --
 Adjustment ...............................................                    --
                                                                           ------

 Balance at June 30, 1998 .................................                    --
                                                                           ======


                UNEARNED EMPLOYEE COMPENSATION

 Balance at beginning of year .............................                    --
 Adjustment ...............................................                    --
                                                                           ------

 Balance at June 30, 1998 .................................                    --
                                                                           ------


 TOTAL COMMON STOCK EQUITY ................................                 1,431
                                                                           ======